Filing pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Filer: SouthTrust Corporation
Subject Company: SouthTrust Corporation
Commission File No.: 0-3613

Date: June 30, 2004

This filing contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to each of Wachovia Corporation, SouthTrust Corporation and the combined company following the proposed merger between Wachovia and SouthTrust, as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia and SouthTrust, including, without limitation, (i) statements relating to the benefits of the merger, including future financial and operating results, cost savings, enhanced revenues and the accretion to reported earnings that may be realized from the merger, (ii) statements relating to the benefits of the retail securities brokerage combination transaction between Wachovia and Prudential Financial, Inc. completed on July 1, 2003, including future financial and operating results, cost savings, enhanced revenues and the accretion of reported earnings that may be realized from the brokerage transaction, (iii) statements regarding certain of Wachovia’s and/or SouthTrust’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s and SouthTrust’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s and SouthTrust’s control).

The following factors, among others, could cause Wachovia’s or SouthTrust’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and SouthTrust in connection with the merger or the businesses of Wachovia and Prudential in the brokerage transaction will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger or the brokerage transaction may not be fully realized or realized within the expected time frame; (3) revenues following the merger or the brokerage transaction may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger or the brokerage transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of Wachovia’s and SouthTrust’s shareholders to approve the merger; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or SouthTrust conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or SouthTrust’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) inflation, interest rate, market and monetary fluctuations; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s and SouthTrust’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and SouthTrust’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning SouthTrust or the proposed merger or other matters and attributable to SouthTrust or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and SouthTrust do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed merger will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration, and Wachovia and SouthTrust will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed merger with the SEC. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports—SEC Filings”. You may also obtain these documents, free of charge, at www.southtrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents”. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187.

Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the proposed merger. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in the proxy statement, dated March 15, 2004, for Wachovia’s 2004 annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of SouthTrust and their ownership of SouthTrust common stock is set forth in the proxy statement, dated March 8, 2004, for SouthTrust’s 2004 annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Press Release June 30, 2004

SOUTHTRUST AND WACHOVIA NAME LEADERSHIP

FOR THE COMBINED COMPANY

General Bank, Risk Management and Wealth Management Announce Leadership Structure

CHARLOTTE, N.C., AND BIRMINGHAM, ALA. – Wachovia Corporation (NYSE: WB) and SouthTrust Corporation (NASDAQ: SOTR) announced today new leadership for the General Bank, Risk Management and Wealth Management groups in the combined company, effective upon completion of the merger of the two companies. The merger was announced last week, and the transaction is expected to close in the fourth quarter.

“I am excited about the opportunity to combine our two great companies,” said Wallace Malone, chairman and CEO of SouthTrust. “I believe we have selected an outstanding group of leaders who will continue our legacy of solid performance, good growth and excellent customer service. This early identification of leaders sets the stage for a smooth, well-organized transition, which is essential as we continue to provide outstanding service and prepare to do business together as a new company when the merger is complete.”

“Leadership selection is an important step in our merger integration efforts,” said Ken Thompson, chairman, president and CEO of Wachovia Corporation. “The new leadership combines the talent of two powerful companies and will ensure that upon consummation, Wachovia continues to be a strong competitor and an industry leader in customer service. Our new leadership team is committed to making the transition as seamless as possible for our customers and employees, and to maintaining lasting relationships with the communities in which we do business.”

As previously announced, Frank Schmidt, SouthTrust Bank vice chairman, and David Carroll, Wachovia senior executive vice president, will co-lead the integration of the two companies. SouthTrust’s Lachelle Koon and Wachovia’s Steve Boehm will manage the Merger Project Office.

To support the company’s growing regional presence, the General Bank, led by Wachovia’s Ben Jenkins, will be divided into a Northern Banking Group and a Southern Banking Group. The Northern Banking Group, which will be headquartered in Charlotte, will include North Carolina, Connecticut, Delaware, Maryland, New Jersey, New York, Pennsylvania, South

Carolina, Virginia, and Washington, D.C. It will be led by Reggie Davis, currently Wachovia’s CEO of the Atlantic region, which includes Connecticut, New Jersey and New York. The Southern Banking Group, which will be headquartered in Atlanta, will include Georgia, Alabama, Florida, Mississippi, Tennessee and Texas. It will be led by Tom Coley, who is currently SouthTrust’s vice chairman.

Also reporting to Jenkins, SouthTrust’s Glenn Eubanks will lead Real Estate Financial Services for the combined company’s General Bank. Mike Slocum, currently head of Real Estate Financial Services for Wachovia, will become CEO of the Atlantic region.

In addition, Chuck Whitfield, currently head of Human Resources at SouthTrust, will lead the Human Resources team for the General Bank Southern Banking Group, reporting to David Furman, Wachovia’s Human Resources business partner director for the General Bank. SouthTrust’s Al Yother will be the chief financial officer for the Southern Banking Group and Real Estate Financial Services organizations. He will report to Bob McGee, Wachovia’s General Bank chief administrative officer and head of General Bank Finance.

Risk Management also will modify its structure effective with merger consummation to parallel the General Bank structure with Northern and Southern Banking Groups. Bill Wells, currently chief risk officer (CRO) of SouthTrust, will assume the newly created position of CRO for the General Bank, reporting to Don Truslow, head of Risk Management at Wachovia. Reporting to Wells will be Wachovia’s Spurgeon Mackie, who will be responsible for wholesale credit for the Northern Banking Group, and Fred Crum, currently president of the Credit Division at SouthTrust, who will have responsibility for wholesale credit for the Southern Banking Group.

The new leadership teams for the Wealth Management, General Bank and Risk Management organizations are listed below.

Wealth Management Leaders

Stan Kelly – head of Wealth Management

Anne Alexander – Florida Wealth Management director

•	Karen Dee, formerly with the General Bank, will be the Wealth Management regional managing director for North Florida

Linda Bowden – Atlantic Wealth Management director

Morrison Creech – managing executive, Credit and Deposit Services

Anne Doss – managing executive, Wealth Management Strategy

Jeff Hartman – Mid-Atlantic Wealth Management director

Bob Kniejski – president, Wachovia Trust

Mary Mack — director, Wachovia Client Partnership

Glenn McCoy — chief financial officer

Stewart McDowell — president, Wachovia Insurance Services

John Lotz — Alabama Wealth Management director

Bob Newell — Carolinas Wealth Management director

Sherry Pailet – Pennsylvania/Delaware Wealth Management director

Dan Prickett – director, Wealth Management Investments

Isaiah Tidwell – Georgia Wealth Management director

The General Bank Organization

(Cities in parenthesis indicate regional headquarters)

Ben Jenkins – head of the General Bank

State and Regional Leadership:

Northern Banking Group, led by Reggie Davis:

Atlantic Banking Group, led by Mike Slocum:

Connecticut/New Jersey/New York

Jim Fitzgerald – regional president for New York, Connecticut (New York City)

Lucia Gibbons – regional president for Northern New Jersey (Summit)

Susanne Svizeny – regional president for Southern New Jersey (Trenton)

PennDel Banking Group, led by Hugh Long:

Pennsylvania/Delaware

Vik Dewan – regional president for Philadelphia and Delaware (Philadelphia)

Pam Frey – regional president for the Suburban Region (Plymouth Meeting)

Jan Armfield – regional president for Northeast Pennsylvania (Allentown)

Katie Smarilli – regional president for Central Pennsylvania (Reading)

Mid-Atlantic Banking Group, led by Jim Cherry:

Maryland/Virginia/Washington, D.C.

Jeff Dyckman – regional president for Eastern Virginia (Norfolk)

Randy Kaporc – regional president for Northwest Virginia (Charlottesville)

Paul Menk – regional president for Southwest Virginia (Roanoke)

Mitch Hunt – regional president for Central Virginia (Richmond)

Sam Schreiber – regional president for the Greater Washington, D.C., area (McLean)

Bill Knott – regional president for Baltimore

Carolinas Banking Group, led by Walter McDowell:

North Carolina/South Carolina

David Parker – regional president for Eastern North Carolina (Wilmington)

Jack Clayton – regional president for Central North Carolina (Raleigh)

Ron Hankins – regional president for Mid-Carolina

Bill Crawford – regional president for Piedmont Triad area (Greensboro)

Rebekah Lowe – regional president for Western North Carolina (Asheville)

Paul Grube – regional president for Metro Charlotte

Kendall Alley – regional president for South Carolina (Columbia and Greenville)

Southern Banking Group, led by Tom Coley

Georgia Banking Group, led by Bill Linginfelter:

(Gary Thompson, currently Georgia CEO, will retire upon consummation)

Scott Fisher – regional president for Atlanta

Rob Hoak – regional president for Greater Georgia

Florida Banking Group, led by Bob Helms:

Shaun Merriman – regional president for North Florida (Jacksonville)

(Winston Wilkinson, currently North Florida regional president, will be head of traditional retail lending for Wachovia Mortgage, which is based in Charlotte)

Roy McCraw – regional president for Tampa/St. Petersburg

Marshall Vermillion – regional president for Central Florida (Orlando)

Kent Ellert – regional president for Broward County (Ft. Lauderdale)

Harry Weede – regional president for Palm Beach County (West Palm Beach)

Adria Starkey – regional president for Gulf Coast (Naples)

Carlos Migoya – regional president for Dade and Monroe counties (Miami)

Alabama, Mississippi, Northwest Florida, Tennessee Banking Group, led by Ronald DeVane:

Randy Jordan – regional president for Birmingham

Ray Petty – regional president for Alabama South, includes Mississippi and Northwest Florida (Montgomery)

Bill Watson – regional president for Alabama North, includes Tennessee (Huntsville)

Texas Banking Group, led by Guy Bodine:

Connie Beck – regional president for Dallas

Lori Vetters – regional president for Houston

Bill Wilson – regional president for Central Texas (San Antonio/Austin)

Segment Leadership:

Community Banking Segment, led by Bill Holt

Retail Banking Segment, led by Cece Sutton

Business Banking Segment, led by David Pope

Wholesale Banking Segment, led by Carlos Evans

Dealer Financial Services, led by David Stevens

Real Estate Financial Services, led by Glenn Eubanks

Other General Bank Leadership:

Bob McGee – chief administrative officer and head of General Bank Finance

Steve Boehm – head of Wachovia Direct Access and Merger Project Office co-head

Gwynne Whitley – head of Corporate Customer Service Excellence

Jon Witter – head of General Bank Distribution

Bob Burton – head of Retail Credit Products and Businesses

Risk Management Leaders

Don Truslow – head of Risk Management

David Gaines – chief risk officer for Corporate & Investment Banking

Bill Dawson – chief risk officer for Wealth and Capital Management Group

Bill Wells – chief risk officer for the General Bank

•	Spurgeon Mackie – Wholesale Credit, Northern Banking Group
•	Fred Crum – Wholesale Credit, Southern Banking Group
•	Mark Midkiff – Real Estate Financial Services
•	Dave Nole – Consumer
•	Joe Hanssen – Operational Risk manager
•	Ray Johnson – chief operating officer

Russ Playford – Credit Risk Management

Yousef Valine—Operational Risk Management

Ann Watkins – Treasury Services Risk Management

Bill Langley – Compliance Risk Management

Talal Hamadah – Market Risk Management

Jeanne Dornbos – chief financial officer

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Wachovia Corporation (NYSE:WB) is one of the largest providers of financial services to retail, brokerage and corporate customers throughout the East Coast and the nation, with assets of $411.0 billion, market capitalization of $61.7 billion and stockholders’ equity of $33.3 billion at March 31, 2004. Its four core businesses, the General Bank, Capital Management, Wealth Management, and the Corporate and Investment Bank, serve 12 million client relationships (including households and businesses), primarily in 11 East Coast states and Washington, D.C. Its full-service retail brokerage firm, Wachovia Securities, LLC, serves clients in 49 states. Global services are provided through 32 international offices. Online banking and brokerage products and services also are available through Wachovia.com.

SouthTrust Corporation (Nasdaq: SOTR) is a $52.7 billion regional bank holding company with headquarters in Birmingham, Ala. SouthTrust operates 712 banking and loan offices and 894 ATMs in Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Texas and Virginia. The company offers a complete line of banking and other related financial services to commercial and retail customers. The company’s web site is www.southtrust.com.

Additional Information

The proposed transaction will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration, and Wachovia and SouthTrust will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports—SEC Filings”. You may also obtain these documents, free of charge, at www.SouthTrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents.” Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187.

Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the merger. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in the proxy statement, dated March 15, 2004, for Wachovia’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of SouthTrust and their ownership of SouthTrust common stock is set forth in the proxy statement, dated March 8, 2004, for SouthTrust’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

***

Investors seeking further information should contact Wachovia Investor Relations: Alice Lehman at 704-374-4139; or SouthTrust Investor Relations: Bill Prater at 205-254-5187. Media seeking further information should contact Wachovia Corporate Media Relations: Mary Eshet at 704-383-7777 or Christy Phillips at 704-383-8178; or SouthTrust Corporate Communications: David M. Oliver, 205-254-5523 or Nannette Sheaffer at 205-254-5562.